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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(c) AND AMENDMENTS FILED PURSUANT TO 13d-2(b)

                                (Amendment No. 1)

                            MAXWELL SHOE COMPANY INC.
                            -------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                    577766108
                                    ---------
                                 (CUSIP Number)

                                September 7, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [X] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


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                                  SCHEDULE 13G


CUSIP NO. 577766108

1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Falcon Fund, Ltd.
    75-2345424

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)      [ ]
    (b)      [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

      NUMBER OF        5.   SOLE VOTING POWER                         None
       SHARES
    BENEFICIALLY       6.   SHARED VOTING POWER                      350,000
      OWNED BY
        EACH           7.   SOLE DISPOSITIVE POWER                    None
      REPORTING
       PERSON          8.   SHARED DISPOSITIVE POWER                 350,000
        WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    350,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.0%

12. TYPE OF REPORTING PERSON           PN


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                                  SCHEDULE 13G


CUSIP NO. 577766108

1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    Falcon Fund Management, Ltd.
    75-2767909

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)      [ ]
    (b)      [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

      NUMBER OF         5.   SOLE VOTING POWER                      None
       SHARES
    BENEFICIALLY        6.   SHARED VOTING POWER                 350,000 (1)
      OWNED BY
        EACH            7.   SOLE DISPOSITIVE POWER                 None
      REPORTING
       PERSON           8.   SHARED DISPOSITIVE POWER            350,000 (1)
        WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    350,000 (1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.0%

12. TYPE OF REPORTING PERSON           IA (2)

(1) Falcon Fund Management, Ltd., as General Partner of Falcon Fund, Ltd., has voting and dispositive power with respect to the aggregate shares of Common Stock held by Falcon Fund, Ltd.

(2) Falcon Fund Management, Ltd. is registered as an investment adviser in Texas.


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                                  SCHEDULE 13G


CUSIP NO. 577766108

1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

    FFM GP, Inc.
    75-2767908

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)      [ ]
    (b)      [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas

      NUMBER OF         5.   SOLE VOTING POWER                      None
       SHARES
    BENEFICIALLY        6.   SHARED VOTING POWER                 350,000 (1)
      OWNED BY
        EACH            7.   SOLE DISPOSITIVE POWER                 None
      REPORTING
       PERSON           8.   SHARED DISPOSITIVE POWER            350,000 (1)
        WITH

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    350,000 (1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.0%

12. TYPE OF REPORTING PERSON           CO

(1) FFM GP, Inc. as General Partner of Falcon Fund Management, Ltd., has voting and dispositive power with respect to the aggregate shares of Common Stock held by Falcon Fund, Ltd.


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                                  SCHEDULE 13G

ITEM 1(a).  NAME OF ISSUER:

            Maxwell Shoe Company Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            101 Sprauge Street
            P.O. Box 37
            Boston, MA 02137

ITEM 2(a).  NAME OF PERSON FILING:

            Falcon Fund, Ltd.,                    Falcon Fund Management, Ltd.,
            a Texas limited partnership           a Texas limited partnership

            FFM GP, Inc.
            a Texas corporation

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            5956 Sherry Lane, Suite 1810, Dallas, Texas 75225

ITEM 2(c).  CITIZENSHIP:

            Falcon Fund, Ltd. is a Texas limited partnership
            Falcon Fund Management, Ltd. is a Texas limited partnership FFM GP, Inc. is a Texas corporation

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, $0.01 Par Value Per Share

ITEM 2(e).  CUSIP NUMBER:

            577766108



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ITEM 3.  If this statement is filed pursuant to Rule 13d-1(c) or 13d-2(b) or
         (c), check whether the person filing is a:

         (a) through (j) are not applicable to Falcon Fund, Ltd. and FFM GP,
         Inc.

         Falcon Fund Management, Ltd. is an investment adviser in accordance with Rule 13d-1(b)(I)(ii)(E).

         If this statement is filed pursuant to Rule 13d-1(c), check this box
         [X]

ITEM 4. OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:

                  350,000 shares

         (b)      Percent of Class:

                  4.0%

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote: None.

                  (ii)     Shared power to vote or to direct the vote: 350,000

                  (iii) Sole power to dispose or to direct the disposition of: None

                  (iv) Shared power to dispose or to direct the disposition of: 350,000

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.



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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         With respect to Falcon Fund, Ltd. and FFM GP, Inc.: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         With respect to Falcon Fund Management, Ltd.: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

         The following is filed as an exhibit to this Statement on Schedule 13G:

         Exhibit A         Agreement to File Statement



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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Falcon Fund, Ltd.

                                      By: Falcon Fund Management, Ltd.,
                                          its General Partner

                                          By: FFM GP, Inc., its general
                                              partner


                                              By:     /s/ G. HOUSTON HALL
                                                  --------------------------
                                                  G. Houston Hall, President

                                      Falcon Fund Management, Ltd.

                                      By:  FFM GP, Inc., its general partner


                                           By:    /s/ G. HOUSTON HALL
                                               --------------------------
                                               G. Houston Hall, President

                                      FFM GP, Inc.


                                      By:     /s/ G. HOUSTON HALL
                                          ---------------------------
                                          G. Houston Hall, President